Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cigar Lake receives operating licence

Saskatoon, Saskatchewan, Canada, June 14, 2013 . . .. . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced that the CNSC has granted a uranium mining licence authorizing construction and operation of the Cigar Lake project. The licence will be valid from July 1, 2013 to June 30, 2021.

“We are pleased with this decision,” said Tim Gitzel, Cameco’s president and CEO. “This licence will allow Cameco to advance the Cigar Lake project into production and shows Canada’s nuclear regulator has confidence in our team.”

As planned, we expect to begin jet boring in ore this summer, with the first packaged pounds expected in the fourth quarter of this year.

Qualified Person

The above scientific and technical information was approved by Grant Goddard, vice-president, Saskatchewan mining north, Cameco, who is a qualified person for the purposes of NI 43-101.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

Caution Regarding Forward-Looking Information and Statements

Certain information contained in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. These include the statement that we expect to begin jet boring in ore this summer, with the first packaged pounds expected in the fourth quarter of this year. This information is based upon a number of assumptions, that, while considered reasonable by management, are subject to significant uncertainties and contingencies. We have assumed that: there is no material delay or disruption in our plans as a result of ground movements, cave ins, additional water inflows, natural phenomena, delay in acquiring critical equipment, equipment failure, labour disputes, failure to obtain or maintain regulatory approvals, or other causes; the McClean Lake mill is available and functions as designed; our Cigar Lake mining and production plans succeed; and the jet boring mining method will be successful and that we will be able to solve technical challenges as they arise. This forward-looking information also involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied. They include the risks that: unexpected geological, hydrological, underground condition, or ground movements and cave ins or an additional water inflow delays or disrupts our plans; natural phenomena, labour disputes, equipment failure, failure to obtain or maintain regulatory approvals, delay in obtaining the required equipment or other reasons cause a material delay or disruption in our plans; the McClean Lake mill is not available or does not function as designed; and our mining or production plans for Cigar Lake are delayed or do not succeed for any reason, including technical difficulties with the jet boring mining method. We are providing this forward-looking information to help you understand management’s views regarding Cigar Lake production in 2013 and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593